GLOBAL MACRO TRUST

C/O MILLBURN RIDGEFIELD CORPORATION

411 WEST PUTNAM AVENUE

GREENWICH, CONNECTICUT 06830

May 2, 2016

Mr. Tom Kluck
Legal Branch Chief
Mr. Rahul Patel
Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Global Macro Trust (the “Trust”) Amendment No. 1 to the Registration
Statement on Form S-1 (File No. 333-209445)

Dear Mr. Kluck and Mr. Patel:

We hereby request that the effective date for the Trust’s Registration Statement (File No. 333-209445) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on May 3, 2016 at 5:00 pm or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL MACRO TRUST

By:	Millburn Ridgefield Corporation,
its Managing Owner

By:	/s/ Gregg Buckbinder

Name: Gregg Buckbinder
Title: President